Filed by NCS Multistage Holdings, Inc.

(Commission File No. 001-38071)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NCS Multistage Holdings, Inc.

(Commission File No. 001-38071)

The following email was sent to employees of NCS Multistage Holdings, Inc. on June 1, 2026:

June 1, 2026

To: All NCS Employees

From: Ryan Hummer

Subject: NCS Multistage to Combine with Weatherford

Team,

Moments ago, we announced that NCS Multistage has entered into a definitive agreement to be acquired by Weatherford International in a transaction consisting of cash and stock. This is a significant step for NCS that we believe positions our business — and the talented people who built it — for the next phase of growth as part of a leading global energy services company. You can read the joint press release here: https://ir.ncsmultistage.com/news-releases/news-release-details/weatherford-announces-definitive-agreement-acquire-ncs.

Our Board and leadership have been focused on how best to position NCS for sustained long-term growth and success in an industry that increasingly requires scale, breadth of technology, and global reach. Weatherford operates across a broad international footprint with a deep portfolio of products and services across drilling, well construction, completions, and production, and our differentiated products and support services are highly complementary to that offering. This combination creates an opportunity for our products, technology, and people to reach a broader set of customers and markets much faster than we could on our own, supported by Weatherford’s financial strength and international footprint. Importantly, Weatherford’s commitments to safety, integrity, innovation, and technology-driven value creation align closely with the culture and values we hold ourselves to under The Promise.

I am proud of the company that our team at NCS has built, and it is clear from our interactions that Weatherford recognizes the strength of our technology, the quality of our operations, and the commitment of our people. Weatherford sees real value in what makes NCS distinct and the growth opportunities ahead.

We currently expect the transaction to close in the second half of 2026, subject to receipt of regulatory clearances and the satisfaction of other customary closing conditions. Until closing, NCS and Weatherford will continue to operate as separate, independent companies, and it is business as usual. Please stay focused on serving our customers, advancing the technology development that differentiates us, and delivering the operational excellence that has defined NCS. Please also do not engage directly with Weatherford employees about the transaction or our respective businesses outside of identified integration channels. If a Weatherford employee or customer reaches out to you about the transaction, please route the inquiry to your manager or to the Legal Department.

I understand this announcement may have come as a surprise and may bring some uncertainty, I expect that you will have additional questions regarding this combination and what it means for NCS and for you. We are committed to keeping you all informed as we move through this process, subject to applicable limitations. There are still many details to be determined and an integration team will be established. In the meantime, while we may not have all the answers today, we will provide an FAQ later today which we hope will address several of your questions. In addition, I will be hosting a town hall meeting today at 9:30 AM U.S. Central Time to discuss this transaction further. You should expect to receive a meeting invite shortly and I look forward to seeing you there.

Consistent with NCS policies, please direct any media or investor inquiries to Mike Morrison at IR@ncsmultistage.com.

I truly appreciate the depth and breadth of expertise of our people at NCS, Repeat Precision, and ResMetrics, the passion and effort you bring to your work, and the culture that we have established together. NCS is the company it is today because of you, and I am confident that joining Weatherford gives our people, our technology, and our customers a platform to keep doing demanding, technically challenging work, and to achieve more together.

Sincerely,

Ryan Hummer

Chief Executive Officer

Forward-Looking Statements

This communication includes statements, which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements, and any related oral statements, can be identified by the use of terms such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “outlook,” “budget,” “intend,” “strategy,” “plan,” “guidance,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, although not all forward-looking statements contain these identifying words. These statements include, but are not limited to, statements about the expected timing and completion of the proposed transaction between Weatherford International plc (“Weatherford”) and NCS Multistage Holdings, Inc. (“NCS Multistage”), the anticipated benefits of the proposed transaction, and plans and expectations for the new combined company after the completion of the proposed transaction. Such statements are based upon the current beliefs of Weatherford’s and NCS Multistage’s management and are subject to significant risks, assumptions, and uncertainties. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those indicated in our forward-looking statements. Readers are cautioned that forward-looking statements are only estimates and may differ materially from actual future events or results, based on factors including but not limited to the ability to complete the proposed transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite regulatory approvals; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the ability to realize the anticipated benefits of the proposed transaction, including estimated synergies; the occurrence of any event, change or other circumstance that could give rise to the right of either or both parties to terminate the Merger Agreement; the potential impact of the announcement or consummation of the proposed transaction on the parties’ stock price and on their respective business, contractual and operational relationships; risks related to business disruptions from the proposed transaction that may harm the business or current plans and operations of either or both parties, including diversion of management time from ongoing business operations; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of either or both parties to hire and retain key personnel; the outcome of any legal proceedings that may be instituted against Weatherford or NCS Multistage, or their respective directors; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; as well as the factors and risks described in Weatherford’s Annual Report on Form 10-K for the year ended December 31, 2025 and NCS Multistage’s Annual Report on Form 10-K for the year ended December 31, 2025, and, in each case, in subsequent filings with the U.S. Securities and Exchange Commission. Other unpredictable factors not discussed in this communication could also have material adverse effects on forward-looking statements. You should not place undue reliance on any of NCS Multistage’s forward-looking statements.

Any forward-looking statement speaks only as of the date on which such statement is made, and NCS Multistage undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law, and we caution you not to rely on them unduly.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or in a transaction exempt from the registration requirements of the Securities Act.

Additional Information About the Transaction and Where to Find It

In connection with the proposed transaction, Weatherford intends to file a registration statement on Form S-4 (the “Form S-4”) that also constitutes a prospectus of Weatherford with respect to the shares of Weatherford to be issued in the proposed transaction (the “prospectus”) and NCS Multistage intends to file an information statement on Schedule 14C, with the Securities and Exchange Commission (the “SEC”). Each of Weatherford and NCS Multistage may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or prospectus or any other document that Weatherford or NCS Multistage may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the information statement/prospectus (if and when available) and other documents containing important information about Weatherford, NCS Multistage and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Weatherford will be available free of charge on Weatherford’s website at https://weatherford.com/investor-relations/home. Copies of the documents filed with, or furnished to, the SEC by NCS Multistage will be available free of charge on NCS Multistage’s website at https://ir.ncsmultistage.com. The information included on, or accessible through, Weatherford’s or NCS Multistage’s website is not incorporated by reference into this communication.